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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barings Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Ave.
(No. and Street)

Boston	MA	02210-2208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Duffey (413) 226-1538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1 Financial Plaza # 11	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Financial Statements and Supplemental Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Duncan Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barings Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— JLB

JANET L. BRADY
NOTARY PUBLIC
UNION COUNTY
STATE OF NORTH CAROLINA
MY COMMISSION EXPIRES 12-10-2020

Janet L. Brady
My Commission expires 12-10-2020

[Signature]
Signature

President
Title

Janet L. Brady
Notary Public 2/15/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Supplemental Schedules	
Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Report of Independent Registered Public Accounting Firm on Broker-Dealer's Exemption Report for the Fiscal Year Ended December 31, 2017	14
Exemption Report for the Fiscal Year Ended December 31, 2017	15

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Members of
Barings Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barings Securities, LLC (the "Company") as of December 31, 2017, the related statements of income (loss), changes in members' capital, and cash flows for the year ended December 31, 2017, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I,II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2004.

February 22, 2018

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Statement of Financial Condition

December 31, 2017

Assets:		
Cash and cash equivalents	$	1,481,790
Income tax receivable from affiliate		295,809
Prepaid expenses and other assets		170,840
Total assets	$	1,948,439
Liabilities and Equity:		
Accounts payable and accrued expenses	$	51,133
Deferred tax liability		37,791
Total liabilities		88,924
Member's capital		6
Additional paid-in capital		9,027,726
Accumulated deficit		(7,168,217)
Total Member's equity		1,859,515
Total liabilities and Member's equity	$	1,948,439

See accompanying notes to financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Income (Loss)
Year Ended December 31, 2017

Revenues:		
Administrative fees	$	119,000
Placement agent fees		28,980
Investment income		11,344
Total revenues		159,324
Expenses:		
Expenses allocated from parent		1,189,471
Investment services		199,694
Finder's fee		28,980
Professional fees		62,345
Other expenses		69,492
Total expenses		1,549,982
Loss before income tax benefit		(1,390,658)
Income tax benefit		510,658
Net loss	$	(880,000)

See accompanying notes to financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2017

	Units		Member's capital	Additional paid-in capital	Accumulated deficit	Total equity
Balance, December 31, 2016	600	$	6	10,838,255	(6,288,217)	4,550,044
Contributed capital	-		-	1,189,471	-	1,189,471
Distribution of capital	-		-	(3,000,000)	-	(3,000,000)
Net loss	-		-	-	(880,000)	(880,000)
Balance, December 31, 2017	600	$	6	9,027,726	(7,168,217)	1,859,515

See accompanying notes to financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(880,000)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Non-cash expenses allocated from Member		1,189,471
Changes in operating assets and liabilities:		
Accounts receivable		30,439
Income tax receivable/payable from affiliate		(123,696)
Prepaid expenses and other assets		28,855
Accounts payable and accrued expenses		12,964
Deferred tax benefit		(34,017)
Net cash provided by operating activities		224,016
Cash flows from financing activities:		
Distributions to Member		(3,000,000)
Net cash used in financing activities		(3,000,000)
Net decrease in cash		(2,775,984)
Cash and cash equivalents, beginning of year		4,257,774
Cash and cash equivalents, end of year	$	1,481,790
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	355,046
Supplemental disclosure of noncash financing activity:		
Noncash capital contribution	$	1,189,471

See accompanying notes to financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Notes to Financial Statements
December 31, 2017

(1) Business and Summary of Significant Accounting Policies

(a) Business

Barings Securities LLC (the Company) is a wholly owned subsidiary of Barings LLC (the Member), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Effective September 12, 2016, Babson Capital Management LLC (Babson) became Barings LLC. All entity references in the financial statements have been retrospectively updated, as applicable, to reflect current names as a result of the integration of Babson and MassMutual Barings Holding LLC, including the name change of Babson Capital Securities LLC to Barings Securities LLC.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Related-Party Revenues and Expenses

Related-party revenues earned by the Company are reported in administrative and placement agent fees. Related-party expenses incurred by the Company are reported in expenses allocated from the parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent entity.

(2) New Accounting Standards

(a) Adoption of New Accounting Standards

There were no new accounting standards issued in 2017 that required adoption by the Company.

(3) Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2017 in the amount of $1,481,790. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

The Company's valuation techniques are based upon observable pricing inputs, such as market data from independent sources. Unobservable inputs reflect the Company's market assumptions. These inputs comprise the following fair value hierarchy:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted in markets that are not active, or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company utilizes no unobservable inputs and all inputs are quoted in an active market for its financial instruments.

(4) Concentration of Risk

The Company derives substantially all of its capital from the Member, including non-cash capital contributions to finance related party expense allocations. In the event that the Member were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Member has given no indication that it plans to cease providing support to the Company.

(5) Administrative Fees

The Company earned fees for administrative services incurred for allowing Baring North America LLC (Baring NA) employees to be registered representatives of the Company. Baring NA, a subsidiary of the Member, dissolved on June 30, 2017 as a result of the aforementioned integration. Please refer to Note 1a, *Business*, for more information. As registered representatives of the Company, Baring NA employees were allowed to provide placement of investors into private funds. The Company also earned administrative fees for placements of interests in investment funds, in addition to retainer fees and out-of-pocket costs incurred for such placements. Administrative fees were accrued when earned.

For the year ended December 31, 2017, the Company earned administrative fees in the amount of $119,000 for services provided to Baring NA.

Management periodically reviews past-due accounts to determine collectability and establishes a reserve on those accounts whose collection is doubtful. As of December 31, 2017, there were no reserves after review of past-due accounts.

(6) Placement Agent Fees

The Company earned fees for placement services provided to the Barings North American Private Loan Fund, which is managed by the Member. For the year ended December 31, 2017, the Company earned placement agent fees of $28,980.

(7) Related-Party Transactions

The Company has an agreement with the Member under which the Member provides the Company with management, administrative facilities, and services, including the use of the Member's sales personnel. As part of this agreement, the Member acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of the Member's personnel, applied to those allocable expenses incurred by the Member. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, the Member reimburses the Company for its allocated expenses through a non-cash capital contribution in the form of forgiveness of amounts due for allocated expenses in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2017 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity. In 2017, under the terms of the expense agreement, the Member allocated $1,189,471 of expenses to the Company. The Member reimbursed the Company for its allocated expenses in the form of forgiveness through a non-cash capital contribution of $1,189,471.

The Company is compensated for MassMutual's use of the tax losses created by the non-cash expenses allocated to the Company from, and paid for the Company by, the Member. Allocated expense amounts for the year ended December 31, 2017 resulted in a tax benefit of approximately $416,300, based on the federal effective tax rate of 35%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2017. As of December 31, 2017, the Company has an income tax receivable from MassMutual in the amount of $295,809.

In 2017, the Member elected to withdraw a portion of its excess net capital. In accordance with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), the Company made a $3,000,000 distribution to the Member, thus reducing its additional paid-in-capital balance. See Note 10, *Net Capital Requirements,* for additional information relating to the Company's minimum net capital requirements and net capital calculation.

(8) Finder's Fees

In an effort to enter the Korean market, as part of its work for the Barings North American Private Loan Fund, the Company engaged Hyundai Securities (Hyundai) as an external placement agent. For the year ended December 31, 2017, the Company incurred finder's fees expense of $28,980.

The Company's placement agent fee revenues are equal and offsetting to the finder's fees expenses paid.

(9) Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes and remeasurement of the deferred taxes due to the new federal corporate tax rate described below.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Furthermore, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2017, the Company received income tax payments from MassMutual in the amount of $355,046.

The Internal Revenue Service (IRS) has completed its examination of MassMutual and its U.S. subsidiaries for the years 2013 and prior. The IRS commenced its exam of years 2014-2015 in September 2017. The adjustments resulting from these examinations are not expected to materially affect the financial position or liquidity of the Company.

On December 22, 2017, the president signed into law H.R. 1/Public Law 115-97, commonly known as the Tax Cuts and Jobs Act (the Act). The Act contains several key provisions that have significant financial statement effects. These effects include remeasurement of deferred taxes, liability for taxes due on mandatory deemed repatriation, deductions for life insurance reserves, additional foreign tax changes, and expensing of certain capital costs.

The Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. The Company remeasureed its deferred taxes as of the enactment date and recognized a $23,581 decrease in its deferred tax liability as a discrete item in income tax expense from continuing operations.

The components of income taxes included in the statement of income (loss) for the year ended December 31, 2017 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(464,435)
State		(12,206)
Total current		(476,641)
Deferred:		
Federal		(33,499)
State		(518)
Total deferred		(34,017)
Income tax benefit	$	(510,658)

As of December 31, 2017, the Company had a DTL of $37,791 attributable to prepaid expenses.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to the pre-tax loss for the year ended December 31, 2017 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(486,730)	35.0%
State tax, net of federal effect		(8,198)	0.6
Coporate tax rate reduction		(23,581)	1.7
Other		7,851	(0.6)
Total income tax benefit	$	(510,658)	36.7%

Management has determined that no reserves for uncertain tax positions are required at December 31, 2017.

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of aggregate indebtedness to net capital, both as defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $1,392,866, which was $1,367,866 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2017 was 0.06 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

(11) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2017 through February 22, 2018 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2017

Capital - member's capital	$	1,859,515
Deductions - nonallowable assets:		
Income tax receivable from affiliate		295,809
Prepaid expenses and other assets		170,840
Net capital	$	1,392,866
Aggregate indebtedness	$	88,924
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	1,367,866
Ratio of aggregate indebtedness to net capital		0.06 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2017 and that included herein.

See accompanying report of independent registered public accounting firm.

Schedule II

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company operates pursuant to the exemptive provisions of (k)(2)(i) Under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.

Schedule III

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company operates pursuant to the exemptive provisions of (k)(2)(i) Under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Members of
Barings Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Barings Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 22, 2018

BARINGS

Barings Securities LLC Exemption Report

Barings Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. §240.15c3-3(k) under (2)(i) – Special Account for the Exclusive Benefit of customers maintained and the Company met the exemption provision throughout the most recent fiscal year from January 1, 2017 to December 31, 2017 without exception.

Barings Securities LLC

I, Duncan Robertson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 20, 2018

470 Atlantic Avenue
Boston, MA 02210

BARINGS.COM